FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
March 31, 2009.
ITEM 3:	News Releases

A news release was issued on March 31, 2009 through Marketwire in Canada and the United States.  The news release was also filed on SEDAR and with The Toronto Stock Exchange and the TSX Venture Exchange.

ITEM 4:	Summary of Material Change

The Company announced that the previously announced business combination, by way of plan of arrangement with Target Exploration and Mining Corp. (TSX.V:TEM) (“Target”), closed effective March 31, 2009.  The Company also announced the resignation of Mark J. Morabito as President of the Company, and the appointment of Stewart Wallis, P. Geo., as a director and President of the Company, all effective March 31, 2009.

ITEM 5:	Full Description of Material Change

The Company announced that the previously announced business combination, by way of plan of arrangement (the “Arrangement”) with Target, closed effective March 31, 2009.  Target’s shares will be delisted from the TSX Venture Exchange on or about March 31, 2009.

Pursuant to the Arrangement, holders of Target shares are entitled to receive 1.2 Crosshair shares for each Target share surrendered.  Registered shareholders of Target have received letters of transmittal providing instructions on how to exchange their share certificates and receive certificates representing their new shares of Crosshair.  Target shareholders can also find a copy of the letter of transmittal on SEDAR at www.sedar.com. Outstanding options and warrants to purchase Target shares are to be exchanged for options and warrants to purchase Crosshair shares at the same exercise prices and on the same share exchange ratio of 1.2 Crosshair shares for each Target option or warrant exercised.  Holders of outstanding options and warrants to purchase Target shares will not receive new option or warrant certificates from Crosshair.

Pursuant to the Arrangement, Target and 0843540 B.C. Ltd., a wholly-owned subsidiary of Crosshair, have amalgamated to form a wholly-owned subsidiary of Crosshair named “Target Exploration and Mining Corp.”.

Effective March 31, 2009, Mark J. Morabito has resigned as President of Crosshair.  Mr. Morabito remains a director and Chief Executive Officer of Crosshair.  Also effective March 31, 2009, Stewart Wallis, P. Geo., President of Target, has been appointed a director and President of Crosshair.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
April 1, 2009.